Northern Lights Fund Trust III	Northern Lights Distributors, LLC
17605 Wright Street	17605 Wright Street
Omaha, NE 68130	Omaha, NE 68130
(402) 895-1600	(402) 493-1731

VIA ELECTRONIC TRANSMISSION

December 6, 2018

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Northern Lights Fund Trust III Registration Statement on Form N-1A, Post-Effective Amendment No. 371, File Nos. 333-178833 and 811-22655

Dear Ladies and Gentlemen:

Northern Lights Fund Trust III (the “Registrant”) and Northern Lights Distributors, LLC (the principal underwriter/distributor) for the Registrant, each an undersigned, hereby request, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), that effectiveness under the 1933 Act of Post-Effective Amendment No. 371 (the “Amendment”) to the Registrant's registration statement on Form N-1A be accelerated to December 14, 2018, or, in the alternative, acceleration to the earliest possible time after the date requested. The purpose of the Amendment is solely to add Appendix A, which includes disclosure of intermediary-specific sales charge waivers, and appropriate cross-references within the Amendment to such Appendix A.

If you have any questions concerning this request please contact Registrant’s counsel, JoAnn Strasser at (614) 469-3265 or Philip Sineneng at (614) 469-3217

Sincerely,

Northern Lights Fund Trust III	Northern Lights Distributors, LLC
By: /s/ Eric Kane	By: /s/ William J. Strait
Eric Kane	William J. Strait
Secretary	President